Exhibit 99.3

FIXED CHARGE AGREEMENT

        THIS FIXED CHARGE AGREEMENT (this “Agreement”) made as of the __ day of November 2008, by and among Attunity Ltd., a company duly incorporated under the laws of the State of Israel, having its principal place of business at Kfar Netter Industrial Park, Kfar Netter 40593, Israel (the “Pledgor”), and the signatories hereto (collectively, the “Lender”).

        WHEREAS, the Pledgor has agreed to enter into this Agreement in order to secure certain obligations of the Pledgor to the Lender pursuant to the Loan Agreement by and among the Pledgor and the Lender, dated as of the date hereof (the “Loan Agreement”);

        WHEREAS, concurrently with the execution of this Agreement, the parties hereto are entering into an Inter-Creditor Agreement with certain entities affiliated with Plenus in the form attached hereto as Exhibit A (the “Inter-Creditor Agreement”);

        NOW, THEREFORE, IT IS AGREED AS FOLLOWS:

1.     The Preamble to this Agreement constitutes an integral part hereof. All capitalized terms used herein and not defined herein shall have the meaning assigned to such terms in the Loan Agreement.

2.     To secure the performance of the Pledgor’s obligations pursuant to this Agreement, the Floating Charge Agreement and the Loan Agreement (the “Secured Obligations”), the Pledgor hereby pledges and grants the Lender a second priority fixed charge on all of the Pledgor rights in and to its intellectual property (the “Fixed Charge”) as more fully described in Exhibit A attached hereto (the “Collateral”), for as long as the Fixed Charge is in effect. Notwithstanding anything to the contrary hereunder, the Fixed Charge is expressly subordinated to the Fixed Charge created by the Pledgor in connection with the Plenus Loan Agreement.

3.     The Pledgor will not, without prior written consent of Lender which will not be unreasonably withheld or delayed and which consent may be obtained, inter alia, via e-mail communicationgrant a security interest in or pledge any of the Collateral other than: (i) in the ordinary course of business, (ii) the creation of a fixed charge under Section 169(d) of the Companies Ordinance (New Version), 5743-1983, on assets of the Pledgor which are acquired by the Pledgor following the Effective Date, provided, however, that such fixed charge shall only be recorded in favor of the actual seller of such assets or a commercial bank, or other financial institution specifically financing such an acquisition of assets, or (iii) as permitted under the Plenus Loan Agreement.

4.     The Pledgor shall use best efforts to preserve the Collateral, without interfering with the use of the Collateral in the ordinary course of business, and shall at all time maintain insurance which is adequate for a company of the size, at the stage of development and in the industry which Pledgor operates and approved by Lender. The Pledgor shall permit the Lender to inspect the Collateral and its records at all reasonable times and upon reasonable notice, subject to customary non-disclosure restrictions as reasonably determined by the Pledgor.

5.     The Pledgor hereby makes those representations and warranties appearing in Section 4 of the Loan Agreement and such representations and warranties are incorporated by reference herein.

6.     Subject to applicable law, Lender shall be entitled on behalf of the Lender to enforce the Fixed Charge against the Pledgor, and the Collateral shall be subject to immediate foreclosure, at any time without any further demand, immediately upon the occurrence of an Event of Acceleration, unless otherwise provided for below or in the Loan Agreement.

        The Pledgor shall promptly inform the Lender of the occurrence of any Event of Acceleration and, upon receipt of a written request to that effect from Lender, confirm to the Lender that, except as previously notified to the Lender or as notified in such confirmation, no Event of Acceleration has occurred.

7.	Subject at all times to the terms of the Inter-Creditor Agreement:

(a)	Upon the occurrence of any Event of Acceleration, Lender shall be entitled to adopt all the measures it deems fit, allowed by applicable law, in order to recover the performance of the Secured Obligations and realize all of its rights hereunder, including the realization of the Collateral, in whole or in part, and to apply the proceeds thereof to the Secured Obligations without Lender first being required to realize any other guarantees or collateral securities, if such be held by Lender.

(b)	Upon the occurrence of an Event of Acceleration, Lender may, as attorney-in-fact of the Pledgor (and, for the purpose hereof, the Pledgor does hereby irrevocably appoints Lender to be its attorney-in-fact), subject to any applicable law, sell all or any part of the Collateral by public auction or otherwise, by itself or through others, for cash or installments thereof or otherwise, at a price and on such terms as Lender in its reasonable discretion shall deem fit, and likewise, subject to applicable law, Lender may of its own accord or through the court or an execution office, realize the Collateral or any part thereof, including, inter alia, by appointing a receiver or receiver and manager on behalf of Lender, who shall be empowered, inter alia:

(1)	to call in all or any part of the Collateral;

(2)	to sell, or agree to the sale of, the Collateral, in whole or in part, to dispose, or agree to dispose, of same in such other manner on such terms as he deems fit;

(3)	to make such other arrangement regarding the Collateral or any part thereof as he deems fit;

(4)	to take any and all action required which he, at his sole discretion, deems productive or otherwise helpful, for the realization of the Collateral, and/or for the fulfillment of his duty; and

(5)	to carry out any other authority empowered to him by the court or the execution office.

The Lender acknowledges and agrees that certain of the Collateral may have been developed with the assistance of funds received from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Employment and consequently the use, transfer and sale of such Collateral is subject to the Law for the Encouragement of Industrial Research and Development, 5744-1984, as amended or supplemented from time to time and all rules and regulations issued thereunder (the “R&D Law”) and they undertake to comply with the R&D Law.

8.     The Pledgor shall cooperate with the Lender and execute all documents as may be reasonably necessary or advisable to register the Fixed Charge with the Israeli Registrar of Companies, and shall bear all stamp taxes with respect to such registrations, if such are applicable. The Pledgor shall pay, upon demand, all reasonable expenses, including reasonable attorney’s fees, incurred by the Lender in enforcing its rights and remedies hereunder.

9.     The amount being secured under the Fixed Charge created by this Fixed Charge Agreement is limited in accordance with the Loan Agreement, to the Loan Amount and any other amounts due according to this Agreement. The payments to be made to the Lender in the event of the foreclosure of the Fixed Charge will be made in the following order, to the full extent permitted by applicable law: (i) costs, (ii) expenses and taxes, (iii) interest, and (iv) the Loan Amount pro rata among the Lenders (based on then-outstanding Loan Amounts). The Fixed Charge shall be cancelled, and the Lender shall promptly execute and provide the Pledgor with all documents necessary to release the Fixed Charge, upon repayment of all amounts owed to the Lender (including by way of conversion of the Loan Amount) and the termination of the Loan Agreement pursuant to its terms.

10.     This Agreement shall be governed by, and construed in accordance with, the laws of the State of Israel. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the appropriate court in Tel Aviv, Israel.

11.     Notwithstanding anything to the contrary hereunder (including Section 15 below), each of the signatory Lenders hereunder agree that, for purposes of exercising any and all rights and remedies of the Lenders hereunder, including amendment or waiver of any provision hereunder, the consent in writing of the Lenders holding a majority of the Loan Amount then outstanding shall be deemed sufficient to obligate all of the Lenders.

12.     In the event of any contradiction between the provisions of this Agreement and the provisions of the Inter-Creditor Agreement, the provisions of the Inter-Creditor Agreement shall prevail.

13.     None of the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or transferred by any party hereto without the prior consent in writing of the Pledgor and Lender. Notwithstanding the foregoing and without derogating from the requirement and limitations set forth immediately below

    13.1        the Lender shall have the right to assign or transfer any of its rights, privileges and obligations under this Agreement to a Permitted Transferee, provided that such assignment or transfer is not to a competitor of the Pledgor, and further provided that the assignee or transferee undertakes, in writing, all of such Lender’s obligations hereunder. The assigning or transferring Lender shall notify the Pledgor in writing of any such assignment or transfer no later than seven (7) days following its execution.

    13.2        The Pledgor shall be entitled to assign or transfer its rights, privileges and obligations under this Agreement in the event of an M&A Transaction (as defined below) so long as the entity that results from such merger or consolidation, or purchase and sale of all, or substantially all, of Pledgor’s assets or shares (as applicable, the “Surviving Entity”), shall have executed and delivered to the Lender an agreement containing an assumption by the Surviving Entity of the due and punctual performance of all obligations and performance and observance of each covenant and condition of the Pledgor set forth in the Loan Agreement, herein and in the Inter-Creditor Agreement, including the registration and perfection of the Lender’s security interest in the Collateral. For purposes of this Agreement, the term M&A Transaction shall mean the consummation of (a) a transaction or a series of transactions for the sale or other disposition of all, or substantially all, of the assets or business of the Corporation, or (b) a transaction or a series of transactions, including, without limitation, a merger or consolidation, whereby, or as a result thereof, the Pledgor’s shareholders immediately prior thereto, hold 50% or less of the voting power of the Pledgor, the surviving entity or the new entity (as the case may be) or they will no longer have the power or the right to appoint more than fifty (50%) percent of the members of the board of directors of such entity.

14.     Any notices to be provided by one party to another shall be done in accordance with the notice provisions set forth in the Loan Agreement.

15.     Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of the Pledgor and Lender. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of such party’s rights or remedies with respect to such breach or any other breach or default theretofore or thereafter occurring. All remedies, either under this Agreement or by law or otherwise afforded to any of the parties, shall be cumulative and not alternative.

16.     This Agreement, the Floating Charge Agreement, the Loan Agreement, the Inter-Creditor Agreement and their respective Exhibits and Schedules, constitute the full and entire understanding and agreement among the parties with regard to the subject matters hereof and thereof. The preamble, Exhibits and Schedules hereto constitute an integral part hereof.

[signature page follows]

IN WITNESS WHEREOF, this Fixed Charge Agreement has been executed by the parties hereto as of the date first above written.

ATTUNITY LTD. By: —————————————— Name: Title:

SHIMON ALON By: ——————————————

AKI RATNER By: ——————————————

BONALE FOUNDATION By: —————————————— Name: Ron Zuckerman Title:

EXHIBIT A

        The Collateral consists of all of Pledgor’s right, title in and to its intellectual property rights, including, but not limited to, the following:

        All contract rights and general intangibles now owned or hereafter acquired, including, without limitation, goodwill, trademarks, servicemarks, Internet domain names, trade dress, trade styles, trade names, patents, patent applications, leases, license agreements, franchise agreements, blueprints, drawings, purchase orders, customer lists, route lists, infringements, claims, computer programs, computer discs, computer tapes, literature, reports, catalogs, design rights, all claims for damages by way of any past, present and future infringement of any of the foregoing and rights to payment of any kind;

        All now existing and hereafter arising accounts, contract rights, royalties, license rights and all other forms of obligations owing to Pledgor arising out of the sale or lease of goods, the licensing of technology or the rendering of services by Pledgor, whether or not earned by performance, and any and all credit insurance, guaranties, and other security therefor, as well as all merchandise returned to or reclaimed by Pledgor;

        All copyright rights, copyright applications, copyright registrations and like protections in each work of authorship and derivative work thereof, whether published or unpublished, now owned or hereafter acquired; all trade secret rights, including all rights to unpatented inventions, know-how, operating manuals, license rights and agreements and confidential information, now owned or hereafter acquired; all mask work or similar rights available for the protection of semiconductor chips, now owned or hereafter acquired; all claims for damages by way of any past, present and future infringement of any of the foregoing; and

        All Pledgor’s Books relating to the foregoing and any and all claims, rights and interests in any of the above and all substitutions for, additions and accessions to and proceeds thereof; and

        The term “Pledgor’s Books” as used herein shall mean all Pledgor’s books and records including ledgers, records regarding Pledgor’s assets or liabilities, the Collateral, business operations or financial condition and all computer programs or discs or any equipment containing the information.

        All insurance policies or the proceeds thereof in respect of the above described assets.